17 N. Second Street, 16th Floor

Harrisburg, PA 17101

(717) 234-1090

www.stevenslee.com

T: (717) 255-7378

F: (610) 371-7978

dean.dusinberre@stevenslee.com

August 7, 2023

Via EDGAR

Aisha Adegbuyi

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	CCFNB Bancorp, Inc.

Registration Statement on Form S-4

File June 29, 2023

File No. 333-273023

Dear Ms. Adegbuyi:

This letter is submitted on behalf of CCFNB Bancorp, Inc. (the “CCFNB”) in response to comments by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its letter dated July 26, 2023 with respect to CCFNB’s registration statement on Form S-4 filed on June 29, 2023 (the “Registration Statement”).

Concurrently with this response letter, CCFNB is filing Amendment No. 1 to the Registration Statement (the “Amended Registration Statement”), which will include changes in response to the Staff’s comments. We have reproduced the Staff’s comments in italics below, followed by CCFNB’s response.

General

1.	Please supplementally provide us with any opinion, report, summary or presentation provided by either company’s financial advisor to the respective Board to support the ultimate opinion provided.

RESPONSE: We are supplementally providing, under cover of two separate cover letters, the confidential fairness opinion presentation materials provided by The Kafafian Group, Inc. to the CCFNB board of directors and by Griffin Financial Group, LLC to the Muncy Bank Financial, Inc. (“MBF”) board of directors, respectively, in connection with their respective meetings on April 14, 2023. On behalf of CCFNB and MBF, respectively, we are requesting confidential treatment of the presentations under the Freedom of Information Act (the “FOIA”) and Commission Rule 83 (17 CFR 200.83).

Allentown    •    Bergen County    •    Bala Cynwyd    •    Fort Lauderdale    •    Harrisburg    •    Lancaster    •    New York

Philadelphia    •    Princeton    •    Reading     •    Rochester    •    Scranton    •    Valley Forge    •    Wilkes-Barre    •    Wilmington

A PROFESSIONAL CORPORATION

Aisha Adegbuyi

August 7, 2023

2.

We note your disclosure in the risk factor section on page 51 that discusses the impact of the current interest rate environment on the results of both CCFNB and MBF. We also note that you provide qualitative discussions of interest rate risks in the managements discussions included as Annex D and E. Revise this registration statement, in an appropriate place, to provide quantitative analysis of your exposure to changes in interest rate risk.

RESPONSE: In response to the Staff’s comment, CCFNB has revised the disclosure in the Amended Registration Statement on pages D-26 to D-28, E-22 to E-24 and E-41 to E-43. CCFNB has added cross references to these revised disclosures in the risk factor that is now on page 52.

Questions and Answers

Will the value of the merger consideration change, page 3

3.

Revise this answer, or provide the disclosure elsewhere in the forepart, to state whether, as of a reasonably practicable date, the market price for CCFNB continued to exceed the threshold for the Market Termination Test. In the event that the market price declines to below the Test threshold, provide a calculation of the comparison in the movement of CCFNB’s market price with the performance of the average movement of the Nasdaq Bank Index Value.

RESPONSE: In response to the Staff’s comment, CCFNB has revised the disclosure in the Amended Registration Statement on pages 3 and 4 to set forth the market price of CCFNB common stock as of the last practicable trading day before the date of the joint proxy statement/prospectus, and to note that such price exceeded the $35.24 Floor Price for purposes of the market termination test. We supplementally note that as of August 3, 2023 the last practicable trading day before the date of this letter, the market price for CCFNB common stock was $40.50, which amount exceeds the Floor Price.

CCFNB’s Reasons for the Merger; Recommendation of CCFNB’s Board, page 15

4.

We not your disclosure that the Board considered the “anticipated pro forma financial impact of the merger on CCFNB” as a factor it considered in recommending that shareholders. We note that MBF’s Board also notes the pro forma impact on the combined company in making its recommendation, including in the summary explanation on page 17. Revise your disclosure to note the anticipated impacts, including on the combined company’s results and capital in the short term, and the reasons for those short-term pro forma impacts so that investors can better understand what the Board considered.

Aisha Adegbuyi

August 7, 2023

RESPONSE: In response to the Staff’s comment, CCFNB has revised the disclosures in the Amended Registration Statement on pages 16, 17, 118 and 133.

Unaudited Pro Forma Condensed Combined Consolidated Financial Information Relating To The Merger

Notes To Unaudited Pro Forma Condensed Combined Financial Information, page 42

5.

We note your disclosure that adjustment (G) appears to reflect the net deferred tax asset as a result of the merger fair value adjustments and merger related expenses. Please revise to include the description and details of the gross adjustments presented, which reconcile to the net adjustment reflected on the pro forma balance sheet.

RESPONSE: In response to the Staff’s comment, CCFNB has revised the disclosure in the Amended Registration Statement on page 42.

6.

We note your description for adjustments (P) and (W) reflecting the net accretion. Please provide us with details of the calculation for the gross adjustment amounts and consider the need to revise your disclosures to more fully describe the calculation.

RESPONSE: CCFNB engaged an independent third party to prepare preliminary estimates of the fair value adjustments on the MBF loan portfolio as of March 31, 2023. The independent third party organized the MBF loan portfolio fair values in the following three ASC 326 CECL Groups:

For Non-PCD loans (assumed to be 1-4 pass rated loans) the fair value adjustments (both interest rate and credit components) were amortized on a level yield basis. Gross adjustment amounts were estimated using an income approach by loan type on a pooled basis using expected cash flows and discounted at the estimated current market rate.

For PCD-Accruing loans (assumed to be accruing 5 watch or worse rated loans and other accruing loans with a history of 30 day delinquency more than 5 times) only the interest rate fair value adjustment (known as the “non-credit discount”) was amortized, the general credit fair value adjustments (assumed to equal the required CECL Allowance) is not amortizable as it will be recorded to the Allowance for Credit Losses. Gross adjustment amounts were estimated using an income approach by loan type on a pooled basis using an expected cash flows method and discounted at the estimated current market rate.

Aisha Adegbuyi

August 7, 2023

For PCD Non-Accruing loans (assumed to be non-accruing 5 watch or worse rated loans) the fair value adjustments (both interest and credit components) are not amortizable as each will be recorded to the portion of the fair value allocated to the CECL Allowance for Credit Losses and the resultant portion of the fair value adjustment is assigned to a “non-credit discounts” (equals total fair value less the CECL Allowance) and is not amortizable due to the non-accrual status of the loan. It was assumed that the CECL Allowance would equal the expected loan principal loss and selling cost. The other fair value components of time value of money and holding cost were excluded from the estimated CECL Allowance. This was estimated on a loan-by-loan basis.

CCFNB, has revised the disclosure in notes (P) and (W) in the Amended Registration Statement on page 43 in order to clarify that the adjustments relate to the net accretion of the loan fair value and loan interest rate discounts on the applicable loans over a 5.0 year average life using a level yield method.

7.

We note your description of adjustments (Q) and (X) is to reflect an impact to taxable securities income due to the fair value of securities; however, it does not appear that there is a corresponding pro forma fair value adjustment to the securities on the pro forma balance sheet on page 39. Please tell us why or revise your pro forma financial statements accordingly to reflect the fair value adjustment.

RESPONSE: The related MBF available-for-sale debt securities on the pro forma balance sheet are already marked to fair value and do not require any balance sheet adjustment. CCFNB has revised the disclosure in notes (Q) and (X) in the Amended Registration Statement on page 43 in order to clarify that the adjustments relate to accretion of the interest related fair value discount on MBF’s available-for-sale debt securities over 10.0 years.

Failure to complete the merger could negatively impact CCFNB or MBF, page 51

8.

We note your statement that “[i]f the merger agreement is terminated under certain circumstances, either CCFNB or MBF may be required to pay a termination fee of $2.6 million to the other party.” Please revise this risk factor to discuss the material circumstances that could cause the merger to terminate, as discussed more completely on page 170.

RESPONSE: In response to the Staff’s comment, CCFNB has revised the disclosure in the Amended Registration Statement on page 51.

Aisha Adegbuyi

August 7, 2023

Changes in economic conditions, in particular an economic slowdown in central Pennsylvania, could materially and negatively affect CCFNB, page 56

9.

Revise this risk factor to discuss, as appropriate, the factors that impact the current central Pennsylvania commercial real estate market. For instance, discuss if your local market area has experienced any material declines in real estate values during the last year or a material increase in the number of foreclosures.

RESPONSE: In response to the Staff’s comment, CCFNB has revised the disclosure in the Amended Registration Statement on page 56.

Description of Business

Loan Composition, page 77

10.

We note your statement that 55.4% of CCFNB’s loan portfolio had variable rates and that MBF has an even higher percentage of its total loan portfolio that has variable rates. Disclose the benchmark(s) used for to set your variable rates loans. If any appreciable portion of your loan portfolio has rates set based on LIBOR, and the mechanism for identifying a replacement benchmark is not clear for those loans, consider whether risk factor disclosure is necessary.

RESPONSE: In response to the Staff’s comment, CCFNB has revised the disclosure in the Amended Registration Statement on pages 78 and E-34. Because CCFNB did not have any LIBOR based loans and because of MBF had only two LIBOR based loans totaling $3,627,098, or 0.7% of its total loans, and the fact that SOFR has been accepted as the replacement benchmark, CCFNB does not believe that a risk factor is necessary.

Executive Compensation, page 94

11.

We note your disclosure that “[t]he MBF employment agreements provides that Mr. Glunk will be employed as the Chairman, President and Chief Executive Officer of MBF and Muncy Bank for a term of five years, with one three-year extension, at a salary of $360,000, which may be increased by the board of MBF from time to time.” We also note that “Mr. O’Neill’s salary is determined by the board of directors from time to time.” Please clarify when their salaries are determined by the board.

RESPONSE: In response to the Staff’s comment, CCFNB has revised the disclosure in the Amended Registration Statement on pages 96 and 97 to reflect that these salaries are reviewed annually each January.

Aisha Adegbuyi

August 7, 2023

Governance of CCFNB After the Merger, page 147

12.

We note your disclosure about the importance of risk management and the compatibility of the two institutions, including on page 106 and 117, and Muncy’s discussion of risk and credit management on pages E-15 and E-32. We also note your discussions of the risks associated with growing and managing your commercial and commercial real estate lending programs. Revise this section, or another appropriate section, to discuss your plans for ensuring that the combined company will be able to effectively manage both the integration and operation of your risk management and credit risk management programs.

RESPONSE: In response to the Staff’s comment, CCFNB has revised the disclosure in the Amended Registration Statement on pages 152 and 153 to include a discussion regarding the combined company’s risk management program.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of CCFNB, page D-1

13.

Please revise your disclosures to provide the information required by Item 1404(a) and Items 1406(e) and (f) of Regulation S-K, or tell us where this information is disclosed. Similarly, provide the disclosures required by Item 1404(a)(3) and (4) and Item 1406(e) disclosures for MBF within the Management’s Discussion and Analysis of Financial Condition and Results of Operations of MBF beginning on page E-1, or tell us where this information is disclosed.

RESPONSE: In response to the Staff’s comment, CCFNB has revised the disclosure in the Amended Registration Statement on pages D-4 and D-15, for CCFNB, and E-15 and E-34, for MBF, including the information required by Item 1404(a), and pages D-7 and D-16, for CCFNB, and E-20 and E-39, for MBF, including the information required by Items 1406(e) and (f).

Liquidity, page D-22

14.

We note your disclosures surrounding your liquidity and capital resources. Please expand these disclosures to provide additional qualitative and quantitative details analyzing your ability to generate and obtain adequate amounts of cash to meet its requirements and its plans for cash in the short-term (i.e., the next 12 months from the most recent fiscal period end required to be presented) and separately in the long-term (i.e., beyond the next 12 months). In addition, consider including a discussion analyzing the historical cash flows from operating, investing, and financing activities. Provide similar updates to the MBF’s liquidity disclosures beginning on page E-20. Refer to Item 303(b)(1) of Regulation S-K.

Aisha Adegbuyi

August 7, 2023

RESPONSE: In response to the Staff’s comment, CCFNB has revised the disclosure in the Amended Registration Statement on pages D-25 and D-26, for CCFNB, and E-21 and E-40, for MBF.

Critical Accounting Policies, page D-23

15.

Please revise your disclosures to also include a discussion of your Critical Accounting Estimates. This information should include why each critical accounting estimate is subject to uncertainty and, to the extent the information is material and reasonably available, how much each estimate and/or assumption has changed over a relevant period, and the sensitivity of the reported amount to the methods, assumptions and estimates underlying its calculation. In addition, provide similar updates to the MBF critical accounting policies disclosure beginning on page E-1. Refer to Item 303(b)(3) of Regulation S-K.

RESPONSE: In response to the Staff’s comment, CCFNB has revised the disclosure in the Amended Registration Statement on pages D-28 to D-31, for CCFNB, and E-1 to E-4, for MBF.

Liquidity, page E-37

16.

We note your disclosure on page E-20 and E-37 that “MBF utilizes brokered deposits” including through the IntraFi Network. Please revise this section, or another appropriate section discussing Muncy’s deposits to disclose the amounts of these brokered deposits for each of the relevant financial periods presented. Depending on the materiality of Muncy’s reliance on brokered deposits in any period, revise your disclosure to state whether the combined company will continue to rely on these deposits for a significant amount of its funding.

RESPONSE: In response to the Staff’s comment, CCFNB has revised the disclosure in the Amended Registration Statement on pages E-21 and E-41 with respect to MBF’s reliance on brokered deposits.

****

Aisha Adegbuyi

August 7, 2023

If you have any questions or would like additional information in connection with CCFNB’s responses to the Staff’s comments, please do not hesitate to contact me.

Very truly yours,

STEVENS & LEE

/s/ Dean H. Dusinberre

Dean H. Dusinberre

DHD/aml

cc:	Lance O. Diehl, President & CEO